UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 1-15973

NORTHWEST NATURAL GAS COMPANY (Exact name of registrant as specified in its charter)

220 N.W. Second Avenue Portland, Oregon 97209 (503) 226-4211 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock (Title of each class of securities covered by this Form)
First Mortgage Bonds, 1.545% Series due 2018
First Mortgage Bonds, 8.310% Series B due 2019
First Mortgage Bonds, 7.630% Series B due 2019
First Mortgage Bonds, 5.370% Series B due 2020
First Mortgage Bonds, 9.050% Series A due 2021
First Mortgage Bonds, 3.176% Series B due 2021
First Mortgage Bonds, 3.542% Series B due 2023
First Mortgage Bonds, 5.620% Series B due 2023
First Mortgage Bonds, 7.720 % Series B due 2025
First Mortgage Bonds, 6.520 % Series B due 2025
First Mortgage Bonds, 7.050 % Series B due 2026
First Mortgage Bonds, 3.211% Series B due 2026
First Mortgage Bonds, 7.000% Series B due 2027
First Mortgage Bonds, 2.822% Series B due 2027
First Mortgage Bonds, 6.650% Series B due 2027
First Mortgage Bonds, 6.650% Series B due 2028
First Mortgage Bonds, 7.740% Series B due 2030
First Mortgage Bonds, 7.850 % Series B due 2030
First Mortgage Bonds, 5.820 % Series B due 2032
First Mortgage Bonds, 5.660% Series B due 2033
First Mortgage Bonds, 5.250 % Series B due 2035
First Mortgage Bonds, 4.136% Series B due 2046
First Mortgage Bonds, 3.685% Series B due 2047

Deferred Compensation Obligations
(Titles and all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note:

On October 1, 2018, under the terms of an agreement and plan of merger between Northwest Natural Gas Company (NW Natural), Northwest Natural Holding Company (NW Holdings) and NW Natural Merger Sub, Inc. (Merger Sub), Merger Sub merged into NW Natural (Merger) and each outstanding share of common stock of NW Natural converted into one share of common stock of NW Holdings. As a result of the Merger, the holders of NW Natural common stock immediately before the effective time of the Merger became holders of NW Holdings common stock, and NW Natural became a subsidiary of NW Holdings.

The holding company restructuring constituted a “succession” pursuant to Rules 12g-3(a) and 15d-5(a) under the Securities Exchange Act of 1934, as amended (Exchange Act), with respect to the common stock. NW Natural continues to be subject to the reporting and other applicable requirements of the Exchange Act as a result of the registration and offering of its debt securities, including its first mortgage bonds.

Pursuant to the requirements of the Securities Exchange Act of 1934, Northwest Natural Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 15, 2018	Northwest Natural Gas Company

	By:	/s/ Shawn M. Filippi
	Name:	Shawn M. Filippi
	Title:	Vice President, Corporate Secretary and Chief Compliance Officer